

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 7, 2009

<u>VIA U.S. MAIL</u>

D. Michael Parker
Chief Financial Officer
Kewaunee Scientific Corporation
2700 West Front Street
Statesville, North Carolina 28677

     Re: Kewaunee Scientific Corporation
              Form 10-K for the year ended April 30, 2008
              Filed July 18, 2008
              File No. 000-05286

Dear Mr. Parker:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Angela Crane
              Branch Chief